Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252077

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 9 DATED MARCH 16, 2022

TO THE PROSPECTUS DATED JULY 2, 2021

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated July 2, 2021 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of April 1, 2022;

•	to disclose the calculation of our February 28, 2022 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on the status of our offering;

•	to update the “Plan of Distribution” section of the Prospectus; and

•	to update the “Experts” section of the Prospectus.

April 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2022 (and repurchases as of March 31, 2022) is as follows:

Transaction Price (per share)
Class T	$12.74
Class S	$12.60
Class D	$12.77
Class I	$12.74

The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of February 28, 2022. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

February 28, 2022 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of February 28, 2022, our properties have been appraised in accordance with our valuation guidelines and such appraisals were prepared by our independent valuation advisor.

The following table provides a breakdown of the major components of our NAV as of February 28, 2022 ($ and shares in thousands):

Components of NAV	February 28, 2022
Investments in real property	$1,263,849
Investments in commercial mortgage loans	141,287
Investments in international affiliated funds	131,565
Investments in real estate-related securities	96,248
Investments in real estate debt	47,904
Cash and cash equivalents	113,543
Restricted cash	120,052
Other assets	7,686
Debt obligations	(322,340)
Subscriptions received in advance	(119,716)
Other liabilities	(21,814)
Stockholder servicing fees payable the following month(1)	(336)

Net Asset Value	$1,450,527
Net asset value attributable to preferred stock	128

NAV attributable to common stockholders	$1,450,399

Number of outstanding shares of common stock	113,096

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of February 28, 2022, we have accrued under GAAP approximately $29.6 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of February 28, 2022 ($ and shares in thousands, except per share data):

NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class N Shares	Total
Net asset value attributable to common stockholders	$135,915	$359,457	$75,223	$487,965	$391,839	$1,450,399
Number of outstanding shares	10,666	28,521	5,889	38,289	29,731	113,096

NAV per share as of February 28, 2022	$12.74	$12.60	$12.77	$12.74	$13.18

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the February 28, 2022 valuations, based on property types. Once we own more than one retail property, we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	5.75%	4.66%
Multifamily	6.50	4.64
Office	6.87	6.27
Healthcare	7.27	6.13
Single-Family Housing	7.40	4.94

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values	Healthcare Investment Values	Single-Family Housing Investment Values
Discount Rate	0.25% decrease	1.98%	2.04%	2.01%	2.12%	1.99%
(weighted average)	0.25% increase	(2.04)%	(1.96)%	(1.92)%	(1.95)%	(1.88)%
Exit Capitalization Rate	0.25% decrease	4.10%	3.97%	2.76%	2.89%	3.46%
(weighted average)	0.25% increase	(3.75)%	(3.51)%	(2.59)%	(2.67)%	(3.03)%

Status of our Current Public Offering

In our initial public offering, which terminated on July 2, 2021, we sold 36,357,402 shares of our common stock resulting in gross offering proceeds of $394,406,639. Our follow-on offering was declared effective by the SEC and commenced on July 2, 2021. In our follow-on offering, we are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion on shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 53,634,065 shares of our common stock (consisting of 5,219,861 Class T shares, 20,004,168 Class S shares, 3,709,537 Class D shares, and 24,700,499 Class I shares) in this offering, resulting in gross offering proceeds of $644,336,824. We intend to continue selling shares in this offering on a monthly basis.

Plan of Distribution

The following disclosure replaces the first two paragraphs under the subsection titled “Underwriting Compensation” in the “Plan of Distribution” section of our prospectus.

We have entered into a Dealer Manager Agreement with the Dealer Manager, pursuant to which the Dealer Manager has agreed to, among other things, manage our relationships with third-party broker-dealers engaged by the Dealer Manager to participate in the distribution of shares of our common stock, which we refer to as “participating broker-dealers,” certain registered investment advisers, which we refer to as “selected RIAs,” and other qualified institutions (including bank trust departments). The Dealer Manager also coordinates our marketing and distribution efforts with participating broker-dealers and their registered representatives, with selected RIAs and other qualified financial institutions, with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscription procedures. We do not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of our shares.

We and the Dealer Manager have entered into a selected dealer agreement with Ameriprise Financial Services, Inc., or Ameriprise, pursuant to which Ameriprise was appointed as a participating broker-dealer to sell our shares in this offering on a “best efforts” basis. In addition, we and the Dealer Manager have entered into a cost reimbursement agreement with American Enterprise Investment Services Inc., or AEIS, pursuant to which AEIS will perform certain broker-dealer services including, but not limited to, administration and stockholder servicing support. The Dealer Manager pays to AEIS, without reimbursement by us, certain underwriting compensation in exchange for the services provided by AEIS, including an annual cost reimbursement fee of 0.20% of the NAV of each Class T share sold by Ameriprise for a five year period following the sale of such Class T share. Subject to certain limitations set forth in each of the selected dealer agreement and the cost reimbursement agreement, we and the Dealer Manager, jointly and severally, agreed to indemnify Ameriprise and AEIS, and each other person, if any who controls Ameriprise or AEIS within the meaning of Section 15 of the Securities Act, against losses, liability, claims, damages and expenses caused by certain untrue or alleged untrue statements of material fact or omissions or alleged omissions of material fact made in connection with this offering, certain filings with the SEC or certain other public statements, or the breach by us, the Dealer Manager or the Advisor or any employee or agent acting on our or their behalf, of any of the representations, warranties, covenants, terms and conditions of each of the agreements. The Dealer Manager has also agreed to reimburse AEIS, without reimbursement by us, for certain technology expenses it will incur in connection with a digital platform through which our shares will be made available and to pay AEIS, without reimbursement by us, a sales support fee in exchange for sales support services related to various products sold by the Dealer manager. All stockholder servicing fees and the fees payable to AEIS will cease, at the latest, on the date at which, in the aggregate, underwriting compensation from all sources equals 10% of the gross proceeds from our primary offering.

The following disclosure replaces the table and related footnotes titled “Maximum Estimated Underwriting Fees and Expenses At Maximum Primary Offering of $4,000,000,000” in the “Plan of Distribution” section of our prospectus.

Maximum Estimated Underwriting Fees and Expenses

At Maximum Primary Offering of $4,000,000,000

Upfront selling commissions	$135,265,700	3.38%
Stockholder servicing fees(1)	$214,734,300	5.37%
Other costs and reimbursements(2)	$16,416,102	0.41%
Legal fees allocable to the Dealer Manager	$150,000	<0.01%

Total(2)	$366,566,102	9.16%

(1)

We will pay the Dealer Manager a stockholder servicing fee with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares. The numbers presented reflect that stockholder servicing fees are paid over a number of years, and as a result, will cumulatively increase above 0.85% over time. The Dealer Manager will reallow (pay) all or a portion of the stockholder servicing fee to participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers, and will waive stockholder servicing fees to the extent a broker-dealer is not eligible to receive it for failure to provide such services.

(2)

Other costs and reimbursements consist primarily of (a) actual costs incurred for fees to attend retail seminars sponsored by participating broker-dealers, (b) amounts used to reimburse participating broker-dealers for the actual costs incurred by registered representatives for travel, meals and lodging in connection with attending bona fide training and education meetings, (c) commissions and non-transaction based compensation paid to registered persons associated with the Dealer Manager in connection with the wholesaling of our offering, (d) expense reimbursements for actual costs incurred by employees of the Dealer Manager in the performance of wholesaling activities, (e) an estimate of the annual cost reimbursement fee paid to AEIS by the Dealer Manager on Class T shares sold by Ameriprise described above, (f) reimbursements of technology expenses of participating broker-dealers and sales support fees described above, and (g) additional amounts for gifts and business entertainment expenses. The Dealer Manager currently pays the expenses set forth in (c), (d), (e) and (f) above without reimbursement from us, and we will reimburse the Dealer Manager or its affiliates for the other expenses set forth above, in each case, to the extent permissible under applicable FINRA rules. In no event shall any gifts for registered representatives be given that exceed an aggregate value of $100 per annum per individual or are preconditioned on achievement of a sales target.

Experts

The following disclosure is added to the “Experts” section of our prospectus.

The amount of the estimated market values of our real properties as of February 28, 2022 presented on page 2 of this Supplement under the section “February 28, 2022 NAV Per Share” has been prepared by RERC, LLC, an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. RERC, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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